IGLER AND PEARLMAN, P.A.

November 3, 2021

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Livingston, David Lin,

William Schroeder, and Benjamin Phippen

Re:	BayFirst Financial Corp. Registration Statement on Form S-1
Filed May 11, 2021 File No. 333-256009

Ladies and Gentlemen:

On behalf BayFirst Financial Corp. (the “Company”), please accept this letter as the Company’s responses to certain of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated November 1, 2021 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, as amended. Each addressed comment from the Comment Letter is restated below prior to the response to such comment.

The Company has also amended the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter such amended Registration Statement, which reflects these revisions and updates and clarifies certain other information.

Each comment from the Comment Letter is restated below prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the amended Registration Statement.

General

1.

We note that you are registering, among others, the resale of fractional shares of your common stock by the Registered Stockholders, as referenced in the fee table, the prospectus cover page and the “Principal and Registered Stockholders” section. Please disclose the material impacts of owning fractional shares of your common stock, including, without limitation:

•

whether fractional share investors will receive dividend, voting, and other rights associated with whole-share ownership and, if so, explain how fractional share investors are entitled to these rights, whether by contract, applicable law (including Article 8 of the UCC), or both;

•	whether fractional share investors have the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders;

•	the treatment of fractional shares by your transfer agent and brokers; and

November 3, 2021

•	the extent to which fractional shares purchased by investors in this offering may be subsequently traded on the OTCQX, Nasdaq or other public exchanges or alternative trading venues.

Response: Please see the disclosure on page 84 of the amended Registration Statement.

Risk Factors

Risks Related to Our Securities, page 18

2.

Please expand your risk factor disclosure to address any material risks of owning fractional shares of your common stock (e.g., any liquidity risks associated with owning fractional shares of a potentially thinly-traded company). In this regard, we note your disclosure on page 25 that your common stock is currently quoted and traded on the OTCQX, which has resulted in a minimal level of trading.

Response: Please see the disclosure on page 22 of the amended Registration Statement.

Principal and Registered Stockholders, page 71

3.

We note your revised disclosure in response to comment 4 that to the best of your knowledge, no affiliate of any broker-dealer owns shares of your common stock or warrants. Please revise to explain the basis for your knowledge (e.g., whether you received representations regarding broker-dealer affiliations from each of the Registered Stockholders and warrant holders referenced in the “Principal and Registered Stockholders” section).

Response: Please see the disclosure on page 71 of the amended Registration Statement.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or comments.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman

Richard Pearlman

cc:	Robin L. Oliver, Chief Financial Officer, BayFirst Financial Corp.